BNY MELLON INVESTMENT ADVISER, INC.

240 Greenwich Street

New York, New York 10286

April 17, 2026

BNY Mellon Strategic Funds, Inc.

240 Greenwich Street

New York, New York 10286

Re: Expense Limitation Agreement – BNY Mellon Active MidCap Fund

To Whom It May Concern:

Effective May 1, 2026, BNY Mellon Investment Adviser, Inc. ("BNYIA"), intending to be legally bound, hereby confirms its agreement in respect of BNY Mellon Active Midcap Fund (the "Fund"), a series of BNY Mellon Strategic Funds, Inc. (the "Company"), as follows:

Until May 1, 2027, BNYIA, has contractually agreed to waive receipt of its fees and/or assume the direct expenses of the fund so that the direct expenses of none of the fund's share classes (excluding Rule 12b-1 fees, shareholder services fees, taxes, interest expense, brokerage commissions, commitment fees on borrowings and extraordinary expenses) exceed .75%. To the extent that it is necessary for BNYIA to waive receipt of its management fee or reimburse the fund's common expenses, the amount of the waiver or reimbursement will be applied equally to each share class of the fund. On or after May 1, 2027, BNYIA may terminate this expense limitation agreement at any time.

This Agreement may only be amended by agreement of the Company, on behalf of the Fund, upon the approval of the Board of Directors of the Company and BNYIA to increase the amount of the waiver and may only be terminated prior to May 1, 2027, in the event of termination of the Management Agreement between BNYIA and the Company with respect to the Fund.

BNY MELLON INVESTMENT ADVISER, INC. By: /s/ James Windels__ James Windels Director

Accepted and Agreed To:

BNY MELLON STRATEGIC FUNDS, INC.

On Behalf of BNY Mellon Active MidCap Fund

By:	/s/ Sarah S. Kelleher___

Sarah S. Kelleher

Secretary